Exhibit 99.3

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

20110110 CDC Software Signs Reciprocal OEM Agreement with MIR3

SHANGHAI, ATLANTA, DALLAS, Jan. 10, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced that it has signed a reciprocal original equipment manufacturer (OEM) agreement with MIR3, Inc., a developer of real-time Intelligent Notification software. Under this OEM agreement, it is expected that both companies will offer an end-to-end monitoring, alert/notification and resolution solution, in on-premise, software-as-a-service (SaaS) or hybrid deployments, to markets that include IT service management (ITSM), crisis management and supply-chain operations focused on healthcare, finance, energy, government, retail, logistics, and manufacturing.

As part of this partnership, MIR3 has agreed to offer CDC Software’s Event Management Framework (EMF), a real-time alerting and proactive event detection and flexible resolution workflow solution, as an integration platform for MIR3’s inEnterprise™ suite of Intelligent Notification solutions. CDC Software believes that this partnership will open up new markets for its solutions in the ITSM and crisis management sectors, and help to expand CDC Software’s footprint in the government sector, especially in state and local municipalities. According to a Gartner Research report in July 2010, the ITSM operations market size was approximately $14.9 billion in 2009.

For MIR3, this partnership is expected to expand its footprint in CDC Software’s core vertical markets that include manufacturing, retail, financial services, and logistics, and enter new regional markets in Australia and China. MIR3 also expects to leverage CDC Software’s professional services organization for onsite integration projects for its domestic and international clients.

MIR3 develops and markets notification software that helps organizations deliver important messages to groups consisting of a few people to hundreds of thousands of people on any enabled communication device including email, landline, mobile phone and SMS text messaging. MIR3 sells to numerous market sectors, including financial services, energy, healthcare, government, education, logistics and manufacturing.

Some of CDC Software’s targeted enterprise solutions that are planned to incorporate MIR3 technology include: Ross ERP; CDC Supply Chain; Pivotal CRM; TradeBeam, a cloud-based global trade management solution; CDC eCommerce; and CDC gomembers, an on-premise association and membership management solution for not-for-profit and government sectors.

“We’re excited to partner with a company with as strong a reputation and global reach as CDC Software,” says René Grossrieder, vice president of worldwide channels and alliances for MIR3. “We believe that this strategic relationship will expand our reach into new markets and regions and will directly benefit customers of both organizations, who can enhance their operations with an enterprise-grade, best-of-breed event monitoring and two-way notification solution.”

“We believe that real-time event monitoring and notification are essential functionalities needed when a company is trying to maintain its critical business operations during times of disruption and crisis conditions,” said Bruce Cameron, president of CDC Software. “This partnership is expected to enable CDC Software to extend the functionality of our EMF solution to include bi-directional voice and text notification, as well as enter the IT Service Management market. The combination of these two solutions is expected to help customers improve efficiencies across their enterprise, reduce IT downtime, accelerate decision making, and mitigate risk.”

MIR3 has more than 5,000 installations that include 46 of the Global FORTUNE 100 companies. Some of MIR3 customers include: Kaiser Permanente, University of Pennsylvania, University of California, Drexel University, NASA, Air Liquide, Blue Cross and Blue Shield and Total Petrochemicals USA.

About MIR3

MIR3, Inc. is a leading developer of Intelligent Notification and response software, which helps organizations enhance communication abilities, protect assets, and increase operational efficiency. MIR3 technology enables advanced rapid, two-way mass communication for IT, business continuity, and enterprise operations for many of the Global FORTUNE 100 companies, as well as government entities, universities, and companies of all sizes in more than 130 countries.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding our and MIR3’s beliefs and expectations regarding the OEM relationship and any products or technologies that may be developed or licensed pursuant thereto and the potential benefits of this relationship to CDC Software, MIR3 and their respective customers, including our belief that the solutions will improve efficiencies across customer enterprises, reduce IT downtime, accelerate decision making and mitigate risks; the intentions and beliefs of both parties relating to market expansion and penetration; our and MIR3’s beliefs relating to the extended functionality of our and MIR3’s products through the OEM partnership; our expectations and those of MIR3 with respect to market and customer needs, demands and preferences; our beliefs regarding present and future product support and development; our expectations regarding the effects and benefits of this OEM partnership; our beliefs regarding the continuation of our relationship with MIR3 and our ability to offer these products; our ability to leverage vertical industry specialization to gain competitive advantages; and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements contained herein, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, in the industries in which we operate; (c) the ability to address technological changes and developments including the development and enhancement of products; (d) our ability and the ability of MIR3 to continually offer and support new notification solutions; and (e) the fulfillment of contractual obligations by our partners. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the year ended December 31, 2009, which was filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements, as they speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.